Exhibit 99.1

Blocklisting Six Monthly Return

London: Wednesday, June 29, 2016: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announces the following blocklisting six monthly return:

1.	Name of applicant:	Hutchison China MediTech Limited
2.	Name of scheme:	Hutchison China MediTech Limited Share Option Schemes
3.	Period of return:	From December 29, 2015 to June 28, 2016
4.	Balance under scheme from previous return:	454,013 ordinary shares of US$1 each
5.	The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	1,000,000 ordinary shares of US$1 each
6.	Number of securities issued/allotted under scheme during period:	36,224 ordinary shares of US$1 each
7.	Balance under scheme not yet issued/allotted at end of the period:	1,417,789 ordinary shares of US$1 each
8.	Number and class of securities originally listed and the date of admission:	2,560,606 ordinary shares of US$1 each admitted on June 26, 2007
9.	Total number of securities in issue at the end of the period:	60,649,342 ordinary shares of US$1 each

Name of contact:		Christian Hogg
Address of contact:		21/F., Hutchison House, 10 Harcourt Road, Hong Kong
Telephone number of contact:		+852 2121 8200

NOTES TO EDITORS

About Chi-Med

Chi-Med is a China-based, globally-focused healthcare group which researches, develops, manufactures and sells pharmaceuticals and health-related consumer products.  Its Innovation Platform, Hutchison MediPharma Limited, is focused on discovering, developing and commercializing innovative therapeutics in oncology and autoimmune diseases.  Its pipeline of eight novel oral compounds for cancer and inflammation is in development in North America, Europe, Australia and Greater China.

Chi-Med’s Commercial Platform manufactures, markets and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Jillian Connell, The Trout Group	+1 (646) 378 2956	jconnell@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500